

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Jeff Ransdell
Chief Executive Officer
Maquia Capital Acquisition Corporation
2901 Florida Avenue, Suite 840
Miami, FL 33133

      Re: Maquia Capital Acquisition Corporation
          Registration Statement on Form S-1
          File No. 333-253167
          Filed February 16, 2021

Dear Mr. Ransdell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 16, 2021

Sourcing of Potential Initial Business Combination Targets, page 7

1.   We note your disclosure that your sponsor and your officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please disclose Guillermo Cruz's affiliation with Benessere Capital Acquisition Corp., briefly describe Benessere's business strategy, and state whether Benessere has entered into a business combination agreement.

Signatures, page 165

2.   Please include the signatures for at least a majority of your directors. See Instruction 1 to Signatures in Form S-1.

<u>Index to financial statements, page F-1</u>

3.   We note you have a fiscal year end of December 31 and you provided audited financial statements as of January 29, 2021 and for the period from December 10, 2020 (inception) through January 29, 2021. Please tell us how you determined it would be appropriate to not provide audited financial statements as of your fiscal year end. Refer to Rule 8-08 of Regulation S-X.

<u>Exhibits</u>

4.   Please include the consent of Luis Antonio Marquez-Heine to serve as a director. See Rule 438 of Regulation C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sabrina He, Esq.